UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41559

NWTN Inc.

(Translation of registrant’s name into English)

c/o Alan Nan WU

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note:

NWTN Inc., a Cayman Islands exempted company (the “Company”), is filing this Amendment No. 1 on Form 6-K (this “Amendment” or “Form 6-K/A”) to amend the Report on Form 6-K originally filed by the Company with the Securities and Exchange Commission (the “SEC”) on January 5, 2024 (the “Original Report”). Specifically, this Amendment (i) amends and restates the Company’s previously issued unaudited condensed consolidated financial statements for the six-month periods ended June 30, 2023 and 2022 (the “Affected Interim Periods”), included in the press released filed as Exhibit 99.1 to the Original Report, and (ii) amends and restates its Financial Highlights, Management Commentary, Results of Operations and Liquidity (collectively, the “Management’s Discussion sections”) for the Affected Interim Periods, included in the press release filed as Exhibit 99.1 to the Original Report. The amended and restated unaudited condensed consolidated financial statements and Management’s Discussion sections for the Affected Interim Periods are included as Exhibit 99.1 and 99.2, respectively, to this Form 6-K/A.

As previously disclosed in the Company’s report on Form 6-K, which was filed with the SEC on July 22, 2024, on July 19, 2024, the audit committee of the board of directors (the “Audit Committee”) and the management of the Company, after discussion with Marcum Asia CPAs LLP, the Company’s former independent registered public accounting firm (“Marcum Asia”), concluded that the audited financial statements for the year ended December 31, 2022 (the “Annual Period”), which were included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Original Form 20-F”), and the unaudited financial statements for the six months ended June 30, 2023 (the “Interim Period,” which, together with the Annual Period, the “Affected Periods”), which were included in the Original Report should no longer be relied upon and should be restated to reflect the appropriate accounting treatment for the borrowings of seven shareholders of the Company from the Company to satisfy their guarantee obligations at the Affected Periods under certain subscription agreement and pledge agreement with Al Ataa Investment LLC in September 2022.

The Company has filed restated audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021, including the Report of Independent Registered Public Accounting Firm with respect thereto, issued by AssentSure PAC, the new Independent Registered Public Accounting Firm appointed by the Company following the dismissal of Marcum Asia in January 2025, in Amendment No. 1 to the Annual Report on Form 20-F/A with the SEC on March 28, 2025.

The Company is filing restated unaudited, unreviewed condensed consolidated financial statements for Affected Interim Periods (the “Restated Interim Financial Statements”) to correct a material errors. These matters are described in Note 18 to the Restated Interim Financial Statements.

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in the Original Report or reflect any events that have occurred after the Original Report was initially filed on January 5, 2024.

Any unaudited condensed consolidated financial statements and related financial information for the periods contained in the Restated Interim Financial Statements contained in any reports filed or furnished prior to the date hereof should no longer be relied upon.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended and Restated Unaudited and Unreviewed Condensed Consolidated Financial Statements for the Six-Month Periods Ended June 30, 2023 and 2022
99.2	Amended and Restated Management’s Discussion for the Six-Month Periods Ended June 30, 2023 and 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 28, 2025

NWTN Inc.

By:	/s/ Alan Nan Wu
Name:	Alan Nan Wu
Title:	Chief Executive Officer, Executive Director and Chairman

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